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SUPPL


06015404


SEC MAIL PROCESSING
RECEIVED
JUL 19 2006
WASH. D.C. 190 SECTION

July 18, 2006

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated July 5, 2006, announcing that the merger of Arcelor and Mittal will not constitute a change in control of Arcelor Brasil and therefore no mandatory tender offer is expected for minority stakes in Arcelor Brasil and Acesita.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami L. Toutounji

PROCESSED
JUL 25 2006
THOMSON
FINANCIAL

Enclosure

cc: Regis Ramseyer
Arcelor SA

arcelor

Steel solutions for a better world

Arcelor-Mittal: no mandatory tender offer expected for minority stakes in Arcelor Brasil and Acesita

Luxembourg, 5 July 2006 - Arcelor and Mittal Steel expect that the proposed merger between the two companies will not constitute a change of control of Arcelor Brasil S.A. ("Arcelor Brasil") and Acesita S.A. ("Acesita"). Therefore, no mandatory tender offer to minority shareholders of Arcelor Brasil, nor Acesita, is expected to be made as a result of the merger.

Indeed, Arcelor and Mittal Steel expect that upon completion of the Revised Offer, neither Mr. Lakshmi Mittal and his family nor any other shareholder will hold more than 50% of Mittal Steel and that Arcelor will not be ultimately controlled by any individual shareholder or group of shareholders.

The complete Portuguese press release published in Brazil, as well as an English translation thereof, are available on the websites of Arcelor Brasil (www.arcelor.com/br) and Acesita (www.acesita.com.br).

About Arcelor
Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. In 2006, Arcelor employs 110,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

Corporate Communications
Tel.: 352 4792 5000
E-mail: press@arcelor.com

Patrick Seyler: 352 4792 2360
Luc Scheer: 352 4792 4455
Jean Lasar: 352 4792 2359

(Spain)
Ignacio Agreda: 34 94 489 4162
Oscar Fleites: 34 98 512 60 29

(France)
Sandra Luneau 33 1 71 92 00 58

Arcelor Brasil
Eimar Magalhães 55 31 3219 1257

Investor relations
E-mail: investor.relations@arcelor.com
Martine Hue: 352 4792 2151
00 800 4792 4792 (toll-free, from the EU and Switzerland)
33 1 71 92 0090

Arcelor Brasil
Christiano Woelffel Furtado 55 31 3219 1245